Exhibit 99.1

Ardagh Announces Successful Completion of Recapitalization Transaction

On July 28, 2025, Ardagh Group S.A. (“AGSA”), the controlling shareholder of Ardagh Metal Packaging S.A. (the “Company” or “we,” “us” and “our”), which indirectly owns approximately 76% of the Company’s outstanding ordinary shares and all of the Company’s outstanding preferred shares, announced  that it had entered into an agreement for a recapitalization transaction (the “Recapitalization Transaction”) with its largest financial stakeholders. On September 29, 2025, Ardagh Holdings USA Inc., Ardagh Packaging Finance plc and ARD Finance S.A. (together with their affiliates and subsidiaries, “Ardagh”) announced (the “Launch Announcement”) that they had launched consent solicitations (collectively, the “Consent Solicitations”) to noteholders of their Existing SUNs, Existing SSNs and Existing PIK Notes (each as defined in the Launch Announcement and, together, the “Existing Notes”) in connection with the Recapitalization Transaction.

On November 4, 2025, Ardagh announced the final results of the Consent Solicitations with regard to the Existing SUNs and Existing SSNs (the “Results Announcement”). On November 12, 2025, Ardagh announced that it had entered into an amicable agreement (the “Amicable Agreement”) with its financial creditors and other stakeholders (the “Amicable Agreement Announcement”). Later that day, Ardagh also announced the successful completion of the Recapitalization Transaction (the “Transaction Completion Announcement” and, together with the Results Announcement and the Amicable Agreement Announcement, the “Announcements”).

Among other details of the Recapitalization Transaction, Ardagh announced that Mark Porto will join the Company’s board of directors, noting that Mark has a record of over 20 years providing strategic, operational and organizational leadership to industrial manufacturing, consumer product, and technology companies worldwide, and that he served most recently as CEO of Phoenix Global, a global industrial supplier, where he engineered a large-scale transformation of the business. Ardagh also announced that Paul Coulson has resigned from the Company’s board of directors.

As a result of the Recapitalization Transaction, indirect ownership of AGSA was transferred to the former holders of Ardagh’s senior unsecured notes and PIK notes, principally comprising major financial institutions and investment funds that have been long-term investors in Ardagh’s securities.

The Recapitalization Transaction has no impact on the listing of the Company’s shares or the capital structure of the Company, which will remain an indirect subsidiary of AGSA. The full text of the Results Announcement, the Amicable Agreement Announcement and the Transaction Completion Announcement containing additional details regarding the Existing Notes, the Consent Solicitations, the Amicable Agreement and the Recapitalization Transaction are available on AGSA’s investor relations website at ir.ardaghgroup.com.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 metal beverage can production facilities in nine countries, employing more than 6,000 people with sales of approximately $4.9 billion in 2024.

Disclaimer

This press release does not constitute an offer to sell, or the solicitation of an offer to buy or a solicitation of consents with respect to any securities. There will not be any sale of securities referred to in this press release, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to proposals, predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical facts and may be “forward looking statements.” Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties that could cause actual results or events to differ materially from those presently anticipated, many of which may be beyond our control. Forward looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” or by statements indicating certain actions “may,” “could,” “should” or “might” occur. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the Company with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts:

Investors:

Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants

Tel.: +353 1 498 0300 / +353 87 2269345

Email: pwalsh@murraygroup.ie